UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-38209

DESPEGAR.COM, CORP.

(Translation of registrant´s name into English)

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Despegar and Expedia Strengthen Commercial Relationship through a New Lodging Outsourcing Agreement

BRITISH VIRGIN ISLANDS. September 25, 2024 – Despegar.com, Corp. (NYSE: DESP) (“Despegar” or the “Company”), Latin America’s leading travel technology company, is announcing the signing of a new Lodging Outsourcing Agreement (the “Agreement”) with the Expedia Group (NASDAQ: EXPE) ("Expedia Group"). This significant agreement enhances both parties' business relationship, fostering new long-term growth opportunities, while enabling Despegar to further optimize its lodging supply.

The renewed partnership between Expedia Group and Despegar, unlocks several strategic advantages for both parties:

1)	The Agreement enables Despegar to further optimize its lodging supply to pursue key growth initiatives, including its B2B, White Label, SaaS, and M&A strategies. Despegar is able to expand its own directly sourced non-Latin American hotel supply and establish new strategic partnerships.

2)	In addition, the Agreement benefits the Expedia Group providing Expedia a guaranteed percentage of Despegar's global hotel bookings and exclusive rights to distribute certain lodging supply in Latin America.

3)	This enhanced collaboration will also benefit both parties by fostering new long-term growth opportunities while deepening the successful business partnership through Despegar’s leading technology platform and extensive Latin American customer base and supply, in combination with Expedia Group ’s global supply.

4)	Most of the terms of the Agreement will take effect on January 1, 2025. The new Agreement has a ten (10)-year term. Under the original agreement, the previously recorded perpetual $125M contingent liability on Despegar’s balance sheet will now, under the new Agreement, be amortized over 10 years, materially improving Despegar’s Net Asset position.

“We are thrilled to continue our long-term strategic partnership with Expedia Group, which has been instrumental in supporting Despegar’s success over the years. This new agreement represents an exciting new chapter for both companies. It ensures that we maintain uninterrupted access to Expedia Group ’s vast lodging supply while granting us increased flexibility to grow complementary businesses and establish new strategic partnerships. We’re excited about the growth opportunities this will unlock as we continue to deliver innovative solutions to our customers.” - Damian Scokin, CEO, Despegar.

On September 13 2024, in connection with the execution of the Agreement and the new relationship between the parties, the Company entered into a letter agreement with Expedia Group to extend the registration rights provided to Expedia Group under the Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017 (the “IRA”), as amended, and the Letter Agreement, dated as of August 20, 2020 (the “First Letter Agreement”), between the Company and Expedia Group, until September 22, 2026, which is two (2) years after the expiration of the term of the registration rights provided to Expedia Group under the IRA, as extended under the First Letter Agreement.

About Despegar.com

Despegar is the leading travel technology company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. Despegar operates in 19 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, Despegar has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experience. Despegar’s common shares are traded on the New York Stock Exchange (NYSE: DESP). For more information, visit Despegar’s Investor Relations website https://investor.despegar.com/.

IR Contact

Luca Pfeifer, Investor Relations

Phone: (+1) 305 481 1785

E-mail: luca.pfeifer@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Monica Alexandra Soares da Silva

Name: Monica Alexandra Soares da Silva

Title: General Counsel

Date: September 25, 2024